AMENDED AND RESTATED BY-LAW NO. 1 A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE BUSINESS AND AFFAIRS OF ORGANIGRAM HOLDINGS INC. A CORPORATION SUBJECT TO THE CANADA BUSINESS CORPORATIONS ACT

ORGANIGRAM HOLDINGS INC.

(i)

AMENDED AND RESTATED BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE BUSINESS AND
AFFAIRS OF

ORGANIGRAM HOLDINGS INC.

A CORPORATION SUBJECT TO THE
CANADA BUSINESS CORPORATIONS ACT

PART 1
INTERPRETATION

1.1 Definitions

In the by-laws, except as the context otherwise requires,

(a) Act means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 or any statute substituted therefor, as amended, and the regulations made under it,

(b) articles means the articles of the Corporation,

(c) board means the board of directors of the Corporation,

(d) by-laws means this by-law and all other by-laws of the Corporation,

(e) Corporation means Organigram Holdings Inc.,

(f) document includes a contract, electronic document or other instrument in writing,

(g) recorded address means

(i) in the case of a shareholder, the shareholder's address as recorded in the securities register,

(ii) in the case of joint shareholders, the address appearing in the securities register in respect of their joint holding, or the first address so appearing if there is more than one, and

(iii) in the case of a director, officer, or auditor, the address of the director, officer or auditor recorded in the records of the Corporation.

1.2 Interpretation

In the interpretation of these by-laws,

(a) a word importing singular number includes the plural and vice versa,

(b) a word importing gender includes the masculine, feminine and neuter,

(c) a word importing a person includes an individual, a body corporate, a partnership, a trust, an estate and an unincorporated organization, and

(d) a word or expression defined in the Act has the meaning so defined.

1.3 Headings

The division of a by-law into parts and the headings of parts and sections will be considered as for convenience of reference only and will not affect the construction or interpretation of the by-law.

PART 2
BUSINESS OF THE CORPORATION

2.1 Execution of Documents

A document requiring execution by the Corporation may be signed on behalf of the Corporation by a person authorized by the board, which authorization may be either generally or for a specific document. In the absence of an express designation as to the persons authorized to sign any contract, document or instrument in writing, any one of the directors or officers of the Corporation may sign contracts, documents or instruments in writing on behalf of the Corporation.  The corporate seal, if any, of the Corporation may be affixed to any contract, obligation or instrument in writing requiring the corporate seal of the Corporation by any person authorized to sign the same on behalf of the Corporation.

Any requirement under the Act or this by-law for a signature, or for a document to be executed, is satisfied by a signature or execution in electronic form if such is permitted by law and all requirements prescribed by law are met.

The phrase "contracts, documents and other instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.2 Fiscal Period

The fiscal period end of the Corporation, subject to the compliance of any and all applicable laws in respect thereof, will be as the board determines.

2.3 Voting Rights in Other Bodies Corporate

To enable the Corporation to exercise voting rights attaching to securities held by the Corporation, any one person who is the chairperson, the chief executive officer, the chief operating officer, the president, a vice-president, the secretary or the treasurer may execute and deliver proxies and arrange for the issuance of voting certificates or other evidences of such rights in favour of the person determined by the officer executing such proxies unless otherwise determined by the board.

PART 3
DIRECTORS

3.1 Calling of Meetings

The chairperson or the chief executive officer who is a director may, and the secretary on the request of a director will, convene a meeting of the board.

3.2 Notice of Meeting

Notice of the time and place of a meeting of the board must be given to each director not less than 48 hours before the time when the meeting is to be held. A director may in any manner or at any time waive notice of or otherwise consent to a meeting of the board including by sending an electronic document or communication to that effect.  Attendance of a director at a meeting of the board shall constitute a waiver of notice of that meeting except where a director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called.

3.3 First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

3.4 Electronic Participation

If all the directors present at or participating in the meeting consent, any or all of the directors may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and any director participating in such a meeting by such means is deemed to be present at the meeting.  Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.5 Quorum

The quorum for the transaction of business at any meeting of the directors shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

3.6 Chairperson of Meeting

The chairperson of a meeting of the board will be the chairperson of the board, or in his or her absence the lead independent director (if any), or in his or her absence, the president and chief executive officer if a director, or in his or her absence or if the president and chief executive officer is not a director, the directors present will choose one of their number to be the chairperson.

3.7 Voting

A question arising at a meeting of the board will be decided by a majority of the votes cast. In case of an equality of votes, the chairperson of the meeting shall not have a second or casting vote.

3.8 Committees

Unless otherwise determined by the directors, each committee of directors shall have the power to fix its quorum and to regulate its procedures.

PART 4
PROTECTION OF DIRECTORS AND OTHERS

4.1 Limitation of Liability

Except as otherwise provided in the Act, no director or officer will be liable for

(a) the acts, receipts, neglects or defaults of any other person, or for joining in a receipt or act for conformity,

(b) a loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to property acquired by, for, or on behalf of the Corporation,

(c) the insufficiency or deficiency of a security in which monies of the Corporation are invested or in the security or collateral for a loan of monies of the Corporation,

(d) a loss or damage arising from the bankruptcy, insolvency or wrongful act of a person with whom money, security or other property of the Corporation is lodged or deposited, or

(e) any other loss, damage, or misfortune that arises out of the execution of the duties of a director or in relation thereto.

4.2 Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a) the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

4.3 Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 4.2 against any liability incurred by him or her in his or her capacity as a director or officer of the Corporation or of another body corporate at the Corporation's request.

4.4 Amplification of Rights

The provisions of this Part are in amplification of and in addition to, and not by way of limitation of or in substitution for, such rights, immunities and protections as are conferred on a director or officer by law or otherwise.

PART 5
SHARES

5.1 Certificates for Shares

The shares of the Corporation shall be represented by certificates, or shall be uncertificated shares that may be evidenced by a book-entry system (including a non-certificated inventory system) maintained by the registrar of such shares, or a combination of both. To the extent that shares are represented by certificates, such certificates shall be in such form as shall be approved by the directors. The certificates representing shares of each class shall be signed by, or in the name of, the Corporation by the chairperson of the board, the president and chief executive officer, the chief financial officer, or any director. Any or all such signatures may be electronic. Although any director, officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such director, officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such director, officer, transfer agent or registrar were still such at the date of its issue.

The share ledger and blank share certificates shall be kept by the secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the directors.

5.2 Replacement of Certificates

Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (a) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser; (b) files with the Corporation an indemnity bond (unless not required to do so by the Corporation) sufficient in the Corporation's opinion to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (c) satisfies any other reasonable requirements imposed from time to time by the Corporation.

PART 6
DIVIDENDS AND RIGHTS

6.1 Declaration

The board may, as permitted by law, declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.

6.2 Interest

No dividend will bear interest against the Corporation.

6.3 Valuation of Non-Cash Dividends

The board will determine the value of a dividend not paid in money.

6.4 Dividend Cheques

A dividend payable in money may be paid by cheque of the Corporation or its paying agent to the order of the registered holder of the share on which it is being paid and mailed by prepaid ordinary mail to the holder at the holder's recorded address or payable to such person and mailed to such address as the holder directs, and the mailing of such a cheque in that manner will, unless it is not paid on presentation, satisfy and discharge the Corporation from the liability for the dividend to the extent of the sum represented by the cheque plus the amount of any tax that the Corporation is required to and does withhold.

6.5 Cheques to Joint Holders

In the case of joint holders, a cheque in payment of a dividend will, unless they otherwise jointly direct, be made payable to the order of all of them and mailed to them at their recorded address.

6.6 Non-receipt of Cheques

If a dividend cheque is not received by the person to whom it is so sent or is lost, mutilated or destroyed, the Corporation will issue a replacement cheque for a like amount on provision of such evidence of non-receipt, loss, mutilation or destruction and of title, and such indemnity and reimbursement of expense as the board prescribes, whether generally or in a particular case.

6.7 Unclaimed Dividends

A dividend unclaimed for six years after the date of record for its payment will be forfeited and revert to the Corporation.

PART 7
MEETINGS OF SHAREHOLDERS

7.1 Chairperson of Meeting

The chairperson of a meeting of shareholders will be the first of the chairperson, the chief executive officer, the chief operating officer, the lead director (if appointed) and the vice-presidents in order of seniority, who is present at the meeting and is willing to act.

7.2 Choosing the Chairperson

If no such individual willing to act is present within 15 minutes after the time fixed for holding the meeting, the persons present and entitled to vote may choose one of the other members of the board to be chairperson.

7.3 Secretary of Meeting

If the secretary of the Corporation is absent or unwilling to act, the chairperson will appoint some person, who need not be a shareholder, to act as secretary of the meeting.

7.4 Scrutineers

One or more scrutineers, who need not be shareholders, may be appointed by the chairperson with the consent of the meeting.

7.5 Meeting By Electronic Means

The board may determine that a meeting of shareholders called by the board will be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

7.6 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders will be those entitled to vote at the meeting, the directors, the auditor of the Corporation and any other person who, although not entitled to vote, is entitled or required to be present under a provision of the Act or the articles or by-laws, and any other person may be admitted only on the invitation of the chairperson of the meeting.

7.7 Quorum

A quorum for the transaction of business at a meeting of shareholders is at least two individuals present at the commencement of the meeting holding, or representing by proxy the holder or holders of, shares carrying in the aggregate not less than 10% of the votes eligible to be cast at the meeting.

7.8 Adjournment

The chairperson of a meeting of shareholders may, with the consent of the meeting, adjourn the meeting.

PART 8
NOTICES

8.1 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered in accordance with the provisions of the Act, the regulations thereunder, the articles, the by-laws or otherwise or if personally to the person to whom it is to be given or if delivered to his, her or its recorded address or if mailed to him, her or it at his, her or its recorded address by prepaid ordinary or air mail or if sent to him, her or it at his, her or its recorded address by any means of prepaid transmitted or recorded communication or electronic mail or other electronic means capable of producing a written copy.

8.2 Effective Date of Notice

Subject to the Act, a notice sent by any means of electronic transmission or any other form of recorded communication will be deemed to have been given on the day when it is transmitted by the Corporation or, if transmitted by another, on the day when it is dispatched or delivered to the appropriate communication company or agency or its representative for dispatch, and a certificate or declaration in respect of any thereof in writing signed by an officer or by an employee of a transfer agent or registrar of the Corporation will be conclusive evidence of the matters therein certified or declared.

8.3 Notice to Joint Shareholders

If two or more persons are registered as joint holders of a share, a notice must be directed to all of them but need be delivered or addressed only to their recorded address to be sufficient notice to all.

8.4 Omissions and Errors

The accidental omission to give a notice to a shareholder, director, officer, or auditor or the non-receipt of a notice by any such person or an error in a notice not affecting its substance will not invalidate an action taken at a meeting held pursuant to such notice or otherwise founded on it.

8.5 Persons Entitled by Death or Operation of Law

A person who, by operation of law, transfer, death of a shareholder or any other means, becomes entitled to a share will be bound by every notice in respect of the share that is duly given to the shareholder from whom the person derives title to the share before the person's name and address is entered on the securities register (whether the notice is given before or after the happening of the event upon which the person becomes so entitled) and before the person furnishes to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

8.6 Waiver of Notice

Subject to the Act, a shareholder (or the duly appointed proxyholder of a shareholder), director, officer, auditor or member of a committee of the board may at any time in writing waive, or consent to the abridgement of the time for, a notice required to be given to that person under a provision of the Act, the articles, the by-laws or otherwise, and such a waiver or consent, if given before the meeting or other event of which notice is required to be given, will cure a default in the giving or in the time of the notice, as the case may be, to that person.

PART 9
ADVANCE NOTICE

9.1 Definitions

For purposes of this Part 9:

(a) "public announcement" means disclosure in a (i) press release reported in a national news service in Canada, or (ii) a document publicly filed by the Corporation or its transfer agent and registrar under the Corporation's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(b) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authorities of each province or territory of Canada.

9.2 Nomination of Directors

Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:

(a) by or at the direction of the board of directors of the Corporation, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a proposal submitted to the Corporation in accordance with the provisions of the Act, or a requisition of meeting submitted to the directors in accordance with the provisions of the Act; or

(c) by any person (a "nominating shareholder") who:

(d) at the close of business on the date of the giving of the notice provided for below in this Part 9 and on the record date for determining shareholders entitled to vote at such meeting, is a registered holder or beneficial owner of shares that are entitled to be voted at such meeting; and

(e) complies with the notice and other procedures set forth in this Part 9.

9.3 Timely Notice

In addition to any other requirements in this Part 9 and under applicable laws, for a nomination to be made by a nominating shareholder, the nominating shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation.

9.4 Manner of Timely Notice

To be timely, a nominating shareholder's notice to the secretary of the Corporation must be made:

(a) in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that if (i) an annual meeting of shareholders is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice must be received not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual meeting is first made by the Corporation, and (ii) the Corporation uses "notice-and-access" (as defined in National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials to shareholders in connection with an annual meeting, notice must be received not less than 40 days prior to the date of the annual meeting; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of shareholders is first made by the Corporation. The adjournment or postponement of a meeting of shareholders or the announcement thereof shall commence a new time period for the giving of a nominating shareholder's notice as described above.

9.5 Proper Form of Timely Notice

To be in proper written form, a nominating shareholder's notice to the secretary of the Corporation must set forth, all of which the Corporation believes to be necessary information to be included in a dissident proxy circular, or is necessary to enable to board and shareholders to determine director nominee qualifications, relevant experience, shareholding or voting interest in the Corporation or independence, all in the same manner as would be required for nominees of the Corporation:

(a) as to each person whom the nominating shareholder proposes to nominate for election as a director:

(i) the name, age, business address and residential address of that person;

(ii) the principal occupation or employment of that person;

(iii) whether the nominee is a resident Canadian within the meaning of the Act;

(iv) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v) any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the person or any of its affiliates and the nominating shareholder, any person acting jointly or in concert with the nominating shareholder or any of their respective affiliates;

(vi) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b) as to the nominating shareholder proposing a nomination and giving the notice:

(i) the name and record address of the nominating shareholder,

(ii) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the nominating shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii) any derivatives or other economic or voting interests in the Corporation and any hedges implemented with respect to the nominating shareholders' interests in the Corporation;

(iv) any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote any shares of the Corporation;

(v) whether the nominating shareholder intends to deliver a proxy circular and form of proxy to any shareholders of the Corporation in connection with the election of directors; and

(vi) any other information relating to the nominating shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may be reasonably required by the Corporation to determine, pursuant to Applicable Securities Laws, the independence, or lack thereof, of such proposed nominee, provided that such disclosure request does not go beyond that required of management nominees for election as directors of the Corporation. Reference to "nominating shareholder" in this Section 9.5 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal. All information provided in a nominating shareholder's notice will be made publicly available to shareholders of the Corporation.

9.6 Determination of Eligibility

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Part 9; provided, however, that nothing in this Part 9 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting of shareholders at which an election for directors is held shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

9.7 Delivery of Notice

Notwithstanding any other provision of the by-laws of the Corporation, notice given to the secretary of the Corporation pursuant to this Part 9 may only be given by personal delivery or by email (at such email address as may be stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary of the Corporation at the address of the principal executive offices of the Corporation or email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

9.8 Waiver

Notwithstanding the foregoing, the board of directors of the Corporation may, in its sole discretion, waive any requirement in this Part 9.

PART 10
FORUM SELECTION

10.1 Forum of Adjudication of Certain Disputes

Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate Courts therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation; (c) any action or proceeding asserting a claim arising pursuant to any provision of the Act or the articles or the by-laws of the Corporation (as either may be amended from time to time); or (d) any action or proceeding asserting a claim otherwise related to the "affairs" (as defined in the Act) of the Corporation. If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a Court other than a Court located within the Province of Ontario (a "Foreign Action") in the name of any security holder, such security holder shall be deemed to have consented to (a) the personal jurisdiction of the provincial and federal Courts located within the Province of Ontario in connection with any action or proceeding brought in any such Court to enforce the preceding sentence and (b) having service of process made upon such security holder in any such action or proceeding by service upon such security holder's counsel in the Foreign Action as agent for such security holder

PART 11
REPEAL OF FORMER BY-LAWS

11.1 Former By-Laws May be Repealed

Upon this by-law coming into force, any by-laws of the Corporation that are in effect at the time this by-law becomes effective are repealed provided that such repeal shall not affect the previous operation of such by-law so repealed or affect the validity of any act or right, privilege, obligation or liability acquired or incurred under the validity of any resolution, contract or agreement made pursuant to any such by-law prior to its repeal. All officers and provisions of this by-law and all resolutions of the shareholders or of the directors with continuing effect passed under such repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.